MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2012, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, the Company's Independent Registered Chartered Accountants, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2012.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Chartered Accountants to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Chartered Accountants have access to the Audit Committee without the presence of management.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants

March 7, 2013
Calgary, Canada

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended December 31, 2012 and our report dated March 7, 2013 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

March 7, 2013
Calgary, Canada

Baytex Energy Corp.
Consolidated Statements of Financial Position
(thousands of Canadian dollars)

As at	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash	$1,837	$7,847
Trade and other receivables	170,972	206,951
Crude oil inventory	1,363	898
Financial derivatives (note 20)	20,167	10,879
	194,339	226,575
Non-current assets
Deferred income tax asset (note 16)	—	10,133
Financial derivatives (note 20)	—	180
Exploration and evaluation assets (note 6)	240,015	129,774
Oil and gas properties (note 7)	2,037,576	2,032,160
Other plant and equipment (note 8)	28,392	25,233
Goodwill (note 9)	37,755	37,755
	$2,538,077	$2,461,810

LIABILITIES
Current liabilities
Trade and other payables	$181,558	$225,831
Dividends payable to shareholders	26,811	25,936
Financial derivatives (note 20)	10,826	25,205
	219,195	276,972
Non-current liabilities
Bank loan (note 10)	116,394	311,960
Long-term debt (note 11)	441,195	297,731
Asset retirement obligations (note 12)	265,520	260,411
Deferred income tax liability (note 16)	189,160	93,217
Financial derivatives (note 20)	7,201	14,785
	1,238,665	1,255,076

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 13)	1,860,358	1,680,184
Contributed surplus	65,615	85,716
Accumulated other comprehensive loss	(12,462)	(3,546)
Deficit	(614,099)	(555,620)
	1,299,412	1,206,734
	$2,538,077	$2,461,810
Commitments and contingencies (note 23)
See accompanying notes to the consolidated financial statements.

On behalf of the Board

Baytex Energy Corp.
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts)

Years Ended December 31	2012	2011

Revenues, net of royalties (note 17)	$1,024,949	$1,096,642

Expenses
Production and operating	232,375	209,177
Transportation and blending	207,240	249,850
Exploration and evaluation (note 6)	12,202	13,865
Depletion and depreciation	297,797	248,468
General and administrative	44,646	39,335
Share-based compensation (note 14)	36,684	33,845
Financing costs (note 18)	47,191	44,611
(Gain) loss on financial derivatives (note 20)	(61,554)	18,030
Foreign exchange (gain) loss (note 19)	(4,739)	7,834
Gain on divestiture of oil and gas properties (note 7)	(172,545)	(37,946)
Charge on redemption of long-term debt (note 11)	9,261	—
	648,558	827,069
Net income before income taxes	376,391	269,573
Income tax expense (note 16)
Current income tax expense	10,162	—
Deferred income tax expense	107,598	52,141
	117,760	52,141
Net income attributable to shareholders	$258,631	$217,432
Other comprehensive income (loss)
Foreign currency translation adjustment	(8,916)	6,777
Comprehensive income	$249,715	$224,209

Net income per common share (note 15)
Basic	$2.16	$1.88
Diluted	$2.12	$1.83

Weighted average common shares (note 15)
Basic	119,959	115,960
Diluted	121,823	118,921

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Changes in Equity
(thousands of Canadian dollars)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2010	$1,484,335	$129,129	$(10,323)	$(492,005)	$1,111,136
Dividends to shareholders	—	—	—	(281,047)	(281,047)
Exercise of share rights	122,306	(77,258)	—	—	45,048
Share-based compensation	—	33,845	—	—	33,845
Issued pursuant to dividend reinvestment plan	73,543	—	—	—	73,543
Comprehensive income for the year	—	—	6,777	217,432	224,209
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	—	—	21,873
Vesting of share awards	20,118	(20,118)	—	—	—
Share-based compensation	—	36,684	—	—	36,684
Issued pursuant to dividend reinvestment plan	101,516	—	—	—	101,516
Comprehensive income (loss) for the year	—	—	(8,916)	258,631	249,715
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
(1) Contributed surplus is comprised of share-based compensation.
See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

Years Ended December 31	2012	2011

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the year	$258,631	$217,432
Adjustments for:
Share-based compensation (note 14)	36,684	33,845
Unrealized foreign exchange (gain) loss (note 19)	(1,533)	8,490
Exploration and evaluation	12,202	10,130
Depletion and depreciation	297,797	248,468
Unrealized (gain) loss on financial derivatives (note 20)	(32,808)	16,166
Gain on divestitures of oil and gas properties (note 7)	(172,545)	(37,946)
Current income tax expense on divestitures	10,162	—
Deferred income tax expense (note 16)	107,598	52,141
Charge on redemption of long-term debt (note 11)	9,261	—
Financing costs (note 18)	47,191	44,611
Change in non-cash working capital (note 19)	11,570	(10,889)
Asset retirement obligations settled(note 12)	(6,905)	(10,588)
	577,305	571,860

Financing activities
Payments of dividends	(214,720)	(204,308)
(Decrease) increase in bank loan	(195,566)	4,290
Proceeds from issuance of long-term debt (note 11)	293,690	145,810
Redemption of long-term debt (note 11)	(156,863)	—
Issuance of common shares (note 13)	21,873	45,048
Interest paid	(35,459)	(34,730)
	(287,045)	(43,890)

Investing activities
Additions to exploration and evaluation assets (note 6)	(13,406)	(9,104)
Additions to oil and gas properties (note 7)	(405,219)	(358,744)
Property acquisitions	(144,042)	(76,164)
Corporate acquisitions (note 5)	—	(120,006)
Proceeds from divestitures of oil and gas properties (note 7)	314,978	47,396
Current income tax expense on divestiture	(10,162)	—
Additions to other plant and equipment, net of disposals	(6,338)	(1,252)
Change in non-cash working capital (note 19)	(24,662)	(2,553)
	(288,851)	(520,427)
Impact of foreign currency translation on cash balances	(7,419)	304
Change in cash	(6,010)	7,847
Cash, beginning of year	7,847	—
Cash, end of year	$1,837	$7,847

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved and authorized by the Board of Directors on March 6, 2013.

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the respective dates of acquisition of the subsidiary companies. A portion of the Company's exploration, development and production activities are conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company's proportionate interest.

Operating Segments Reporting

Baytex's operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

Amounts recorded for depletion of oil and gas properties are based on a unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company's total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company's capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company's cash-generating units is subject to management's judgement.

Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less costs to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 20. These estimates may vary from the actual prices that will be achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at the later of grant date or December 31, 2010, taking into consideration management's best estimate of the number of shares that will vest. Fair values of unit-based compensation were re-measured at each reporting date until the December 31, 2010 corporate conversion using a binomial-lattice pricing model, taking into consideration management's best estimate of the expected volatility, expected life of the option and estimated number of units that will vest.

The amounts recorded for asset retirement obligations are estimated based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company's financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Crude Oil Inventory

Crude oil inventory, consisting of production in transit in pipelines at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)	Pre-license Costs
Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)	Exploration and Evaluation (“E&E”) Costs
Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting a mineral resource is considered to be determined. The technical feasibility and commercial viability of extracting a mineral resource is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review quarterly to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proven and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)	Borrowing Costs and Other Capitalized Costs
Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has had no qualifying assets that would allow for borrowing costs to be capitalized to the asset. All such borrowing costs are expensed as incurred.

d)	Depletion and Depreciation
The net carrying value of oil and gas properties is depleted using the unit of production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proved and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period
Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

Goodwill is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the “cash-generating unit” or “CGU”). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised for the effect of any changes to timing related to cash flow or undiscounted abandonment costs. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations to the extent that the liability exists on the statements of financial position.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position at the Canadian equivalent at the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point. Revenue is measured net of discounts, customs duties and royalties. Items such as royalties from crown, freehold, gross overriding and Saskatchewan surcharge are netted against revenue. These items are netted to reflect the deduction for other parties' proportionate share of the revenue.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant joint venture agreements.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method.

All risk management contracts are recorded in the statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company's expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified at FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. The Company does not use financial derivatives for trading or speculative purposes. These instruments are classified as FVTPL. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

As a result of the conversion of the legal structure of Baytex Energy Trust (the “Trust”) from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust granted under the Trust Unit Rights Incentive Plan (the "Unit Rights Plan") were exchanged for equivalent rights to acquire common shares of Baytex (“share rights”), which are governed by the terms of the Common Share Rights Incentive Plan (the “Share Rights Plan”). Under the Unit Rights Plan, the obligation associated with the units was considered a liability and the fair value of the liability was re-measured at each reporting date and settlement date and any changes in fair value were recognized in net income for the period. The conversion of the outstanding unit rights to share rights in connection with the conversion to a corporation effectively changed the related classification from a liability plan to an equity-settled plan. As such, the expense is determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial-lattice pricing model over the remaining vesting periods.

Expenses related to the Share Award Incentive Plan are determined based on the grant date fair value of the awards expected to vest over the vesting period.

Baytex's Share Rights Plan and Share Award Incentive Plan are further described in note 14.

4.	CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements
Presentation of Financial Statements

In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements” to require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income that may be reclassified to the net income section of the income statement. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012.

Future accounting pronouncements
Financial Instruments

The IASB published IFRS 9, “Financial Instruments” which replaces IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. The adoption of this standard may have an impact on the Company's accounting for financial assets and financial liabilities.

Consolidation, Joint Ventures and Disclosures

In May 2011, the IASB issued new standards, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”. IAS 27, “Separate Financial Statements” and IAS 28, “Investments in Associates and Joint Ventures” were amended based on the issuance of IFRS 10, IFRS 11 and IFRS 12. Each of the new and revised standards is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The adoption of these standards may have an impact on the consolidated financial statements of the Company.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” replaces the consolidation guidance in IAS 27, “Consolidated and Separate Financial Statements” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the economic returns.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces IAS 31, “Interest in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities”, requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The adoption of this standard may have an impact on the consolidated financial statements of the Company.

5.	BUSINESS COMBINATIONS

2011 Corporate Acquisition

On February 3, 2011, Baytex acquired all the issued and outstanding shares of a private company, which was a junior heavy oil producer with operational focus in the Peace River area of northern Alberta and the Lloydminster area of western Saskatchewan, for total consideration of $120.9 million (net of cash acquired). This acquisition provided additional development opportunities in the Peace River area where Baytex already possesses significant leasehold and operating infrastructure. The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid for exploration and evaluation assets and oil and gas properties	$120,006
Cash paid for working capital (net of cash acquired)	869
Total consideration	$120,875

Recognized amounts of identifiable assets acquired and liabilities assumed:
Trade and other receivables	$1,664
Exploration and evaluation assets	14,944
Oil and gas properties	131,635
Trade and other payables	(795)
Asset retirement obligations	(2,031)
Deferred income tax liability	(24,542)
Total net assets acquired	$120,875

Acquisition-related costs totaling $0.3 million have been excluded from the consideration transferred and have been recognized as an expense in the year ended December 31, 2011, within the General and administrative line item in the consolidated statements of income and comprehensive income. The fair value of the acquired trade and other receivables approximates the carrying value due to their short term nature.

From the period of February 3, 2011 to December 31, 2011, the acquired properties contributed revenues, net of royalties, of $38.3 million and revenues, net of royalties and production and operating expenses (“operating income”) of $25.5 million to Baytex's operations. If the acquisition had occurred on January 1, 2011, management estimates its pro forma revenues, net of royalties, and operating income would have been approximately $41.4 million and $27.9 million, respectively, for the year ended December 31, 2011. It is impracticable to derive all amounts necessary to determine contributed net income from the acquired properties as operations were immediately merged with Baytex's operations to realize synergies.

2011 Property Acquisition

On February 3, 2011, Baytex acquired heavy oil properties in the Peace River area of northern Alberta and the Lloydminster area of western Saskatchewan for total consideration of $38.4 million. This acquisition provides additional development opportunities in the Peace River area where Baytex already possesses significant leasehold and operating infrastructure. The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$38,439
Total consideration	$38,439

Recognized amounts of identifiable assets acquired and liabilities assumed:
Exploration and evaluation assets	$1,700
Oil and gas properties	37,247
Asset retirement obligations	(508)
Total net assets acquired	$38,439

Acquisition-related costs totaling $0.1 million have been excluded from the consideration transferred and have been recognized as an expense in the year ended December 31, 2011, within the General and administrative line item in the consolidated statements of income and comprehensive income.

From the period of February 3, 2011 to December 31, 2011, the acquired properties contributed revenues, net of royalties, of $9.6 million and operating income of $6.4 million to Baytex's operations. If the acquisition had occurred on January 1, 2011, management estimates its pro forma revenues, net of royalties and operating income would have been approximately $10.4 million and $7.0 million, respectively, for the year ended December 31, 2011. It is impracticable to derive all amounts necessary to determine contributed net income from the acquired properties as operations were immediately merged with Baytex's operations to realize synergies.

6.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2010	$113,082
Capital expenditures	9,104
Corporate acquisition	14,944
Property acquisitions	18,013
Exploration and evaluation expense	(10,130)
Transfer to oil and gas properties	(14,398)
Divestitures	(2,058)
Foreign currency translation	1,217
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015

7.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2010	$1,819,351
Capital expenditures	364,578
Corporate acquisition	131,635
Property acquisitions	61,137
Transferred from exploration and evaluation assets	14,398
Change in asset retirement obligations	84,879
Divestitures	(10,233)
Foreign currency translation	5,674
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309

Accumulated depletion
As at December 31, 2010	$194,722
Depletion for the period	244,893
Divestitures	(667)
Foreign currency translation	311
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733

Carrying value
As at December 31, 2011	$2,032,160
As at December 31, 2012	$2,037,576

On May 22, 2012, Baytex Energy USA Ltd., an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for cash proceeds of $310.6 million. Gains totaling $172.5 million were recognized in the statements of income and comprehensive income.

For the year ended December 31, 2011, Baytex disposed of assets in Kaybob and Dodsland areas, which consisted of $9.0 million of oil and gas properties and $2.1 million of exploration and evaluation assets, for net cash proceeds of $47.4 million. Gains totaling $36.3 million were recognized in the statements of income and comprehensive income.

Subsequent to December 31, 2012, Baytex disposed of assets in the Kerrobert area for total proceeds of $43 million.

The carrying value of petroleum and natural gas properties are subject to impairment tests, which were calculated at December 31, 2012 using the following benchmark reference prices for the years 2013 to 2017 adjusted for commodity differentials specific to the Company:

	2013	2014	2015	2016	2017
WTI crude oil (US$/bbl)	89.63	89.93	88.29	95.52	96.96
AECO natural gas ($/MMBtu)	3.31	3.72	3.91	4.70	5.32
Exchange rate (CAD/USD)	0.999	0.999	0.999	0.999	0.999

Oil and natural gas prices reflect the NYMEX futures market as at year-end 2012. This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2017 have been adjusted for inflation at an annual rate of 1.5 percent. Based on the impairment test calculations, the Company's estimated discounted future net cash flows at 10% associated with proved and probable reserves exceeded the net book value of the oil and gas properties.

8.	OTHER PLANT AND EQUIPMENT

Cost

As at December 31, 2010	$57,524
Capital expenditures	1,252
Foreign currency translation	25
As at December 31, 2011	$58,801
Capital expenditures	6,338
Foreign currency translation	(24)
As at December 31, 2012	$65,115

Accumulated depreciation
As at December 31, 2010	$29,974
Depreciation	3,575
Foreign currency translation	19
As at December 31, 2011	$33,568
Depreciation	3,174
Foreign currency translation	(19)
As at December 31, 2012	$36,723

Carrying value
As at December 31, 2011	$25,233
As at December 31, 2012	$28,392

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

9.	GOODWILL

As at	December 31, 2012	December 31, 2011
Cost	$37,755	$37,755
Impairment	—	—
Carrying value	$37,755	$37,755

The carrying value, calculated based on the higher of value-in-use and fair value less cost to sell, of the CGU was determined to be lower than its recoverable amount and no impairment loss was recognized.

The Company estimates value-in-use by using a discounted cash flow model using a pre-tax discount rate. The reserve reports generated by an independent external party and approved by senior management on an annual basis is the source for information for the determination of the value-in-use value assigned. The reserve reports are based on an estimated remaining reserve life of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered. Value-in-use, related to this goodwill impairment test, was determined by discounting the future cash flows generated from the CGU using key assumptions listed in note 7 “Oil and Gas Properties”.

10.	BANK LOAN

As at	December 31, 2012	December 31, 2011
Bank loan	$116,394	$311,960

Baytex Energy has established a $40.0 million extendible operating loan facility with a chartered bank and a $660.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time). On June 12, 2012, the maturity date of the credit facilities was extended by one year to June 14, 2015. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2012 include facility amendment fees of $0.8 million ($2.3 million for the year ended December 31, 2011). The weighted average interest rate on the bank loan for year ended December 31, 2012 was 3.95% (3.69% for the year ended December 31, 2011).

11. LONG-TERM DEBT

As at	December 31, 2012	December 31, 2011
9.15% Series A senior unsecured debentures (Cdn$150,000 – principal)	$—	$147,328
6.75% Series B senior unsecured debentures (US$150,000 – principal)	147,305	150,403
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal)	293,890	—
	$441,195	$297,731

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These debentures are subordinate to Baytex Energy's bank credit facilities. After February 17 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2016 at 103.375%, 2017 at 102.25%, 2018 at 101.525% and 2019 at 100%. These debentures are carried at amortized cost, net of a $2.2 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 7.0%.

On July 19, 2012, Baytex issued $300.0 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Accretion expense on debentures of $0.6 million has been recorded in Financing costs on long-term debt for the year ended December 31, 2012 (year ended December 31, 2011 - $0.6 million).

12.	ASSET RETIREMENT OBLIGATIONS

	December 31, 2012	December 31, 2011
Balance, beginning of period	$260,411	$169,611
Liabilities incurred	7,092	5,834
Liabilities settled	(6,905)	(10,588)
Liabilities acquired	1,037	5,003
Liabilities divested	(2,372)	(556)
Accretion	6,631	6,185
Change in estimate(1)	(328)	84,879
Foreign currency translation	(46)	43
Balance, end of period	$265,520	$260,411

(1)	Changes in the status of wells, changes in discount rates and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at December 31, 2012 is $318.7 million (December 31, 2011 - $315.9 million). The amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% and discounted at a risk free rate of 2.5% at December 31, 2012 (December 31, 2011 – 2.5%) is $265.5 million (December 31, 2011 - $260.4 million).

13.	SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2012, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2010	113,712	$1,484,335
Issued on exercise of share rights	2,665	45,048
Transfer from contributed surplus on exercise of share rights	—	77,258
Issued pursuant to dividend reinvestment plan	1,516	73,543
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358

Baytex has a Dividend Reinvestment Plan (the “DRIP”) that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices.  Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Prior to the dividend declared on December 15, 2011, the discount was five percent. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank among themselves equally and with regard to the Company's net assets in the event of termination or winding-up of the Company.

Monthly dividends of $0.22 per common share were declared by the Company during the year ended December 31, 2012 for total dividends declared of $317.1 million.

Subsequent to December 31, 2012, the Company announced that a monthly dividend in respect of January and February 2013 operations of $0.22 per common share ($26.9 million and $27.0 million) will be payable on February 15, 2013 and March 15, 2013 to shareholders of record on January 31, 2013 and February 28, 2013, respectively.

14.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards (collectively, “share awards”) may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plan of the Company, including the Share Rights Plan) shall not at any time exceed 10% of the then issued and outstanding common shares. Effective March 6, 2013, the Share Award Incentive Plan was amended to reduce the 10% limit to 3.3%.

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant. Each performance award entitles the holder to be issued as to one-third on each of the first, second and third anniversary dates of the date of grant the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier. The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $33.8 million for the year ended December 31, 2012 (year ended December 31, 2011 - $18.2 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $50.22 per restricted award and performance award granted during the year ended December 31, 2012 (year ended December 31, 2011 - $50.31 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2010	—	—	—
Granted	389	243	632
Forfeited	(24)	(14)	(38)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954

Under the terms of the Share Award Incentive Plan, the Compensation Committee of the Board of Directors of Baytex has the authority to approve the granting of share awards. The Compensation Committee's historical practice is to split the share award into two equal amounts, with 50% granted immediately and 50% granted six months subsequent to the initial grant date (with such grant being conditional on the grantee continuing to be employed by the Company or its subsidiaries on such date).

Share Rights Plan

As a result of the conversion of the legal structure of the Trust from an income trust to a corporation at year-end 2010, Baytex adopted the Share Rights Plan to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, cancelled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $2.9 million for the year ended December 31, 2012 (year ended December 31, 2011 - $15.6 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2010(1)	5,761	$17.02
Exercised(2)	(2,665)	16.92
Forfeited(1)	(125)	23.05
Balance, December 31, 2011(1)	2,971	$16.98
Exercised(2)	(1,366)	16.01
Forfeited(1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2012:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at December 31, 2012 (000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price	Number Outstanding at December 31, 2012 (000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at December 31, 2012 (000s)	Weighted Average Exercise Price
$4.02 to $11.00	—	$—	—	—	$—	479	$8.56	0.8	479	$8.56
$11.01 to $18.45	518	17.91	0.8	518	17.91	187	15.83	1.2	187	15.83
$18.46 to $25.90	127	22.41	1.6	127	22.41	755	20.53	1.9	724	20.42
$25.91 to $33.35	839	27.90	1.9	801	27.78	93	28.79	2.2	73	28.27
$33.36 to $40.80	38	35.69	2.6	22	35.64	10	34.95	2.4	6	34.98
$40.81 to $47.72	3	45.02	3.0	2	44.77	1	42.63	3.0	1	42.63
$4.02 to $47.72	1,525	$24.27	1.5	1,470	$23.97	1,525	$16.79	1.5	1,470	$16.42

15.	NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the year. Diluted income per share amounts reflect the potential dilution that could occur if share rights were exercised and share awards were converted. The treasury stock method is used to determine the dilutive effect of share rights and share awards whereby the estimated proceeds from the potential exercise of share rights and the conversion of share awards or other dilutive instruments and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Year Ended December 31, 2012			Year Ended December 31, 2011
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$258,631	119,959	$2.16	$217,432	115,960	$1.88
Dilutive effect of share rights	—	1,117		—	2,643
Dilutive effect of share awards	—	747		—	318
Net income - diluted	$258,631	121,823	$2.12	$217,432	118,921	$1.83

For the years ended December 31, 2012, and 2011, no share rights were anti-dilutive.

16.	INCOME TAXES
The provision for (recovery of) income taxes has been computed as follows:

	Years Ended December 31
	2012	2011
Net income before income taxes	$376,391	$269,573
Expected income taxes at the statutory rate of 25.51% (2011 – 26.95%)(1)	96,017	72,650
Increase (decrease) in income taxes resulting from:
Non-taxable portion of foreign exchange (gain) loss	(781)	1,580
Share-based compensation	9,357	9,120
Effect of change in income tax rates	(397)	(9,902)
Effect of rate adjustments for foreign jurisdictions	20,742	(3,464)
Effect of change in opening tax pool balances	(8,025)	(14,740)
Other	847	(3,103)
Income tax expense	$117,760	$52,141

(1)	The change in statutory rate is related to a legislated reduction in the Canadian federal corporate income tax rate and changes in the provincial apportionment of income.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2011	Recognized in Net Income	Acquired in Business Combination	Other	December 31, 2011
Taxable temporary differences:
Petroleum and natural gas properties	$(224,923)	$(25,724)	$(25,059)	$—	$(275,706)
Financial derivatives	(4,463)	4,463	—	—	—
Partnership deferral	(52,327)	(33,692)	—	—	(86,019)
Other	(5,025)	2,213	—	112	(2,700)
Deductible temporary differences:
Asset retirement obligations	43,339	11,182	517	—	55,038
Financial derivatives	7,870	(508)	—	—	7,362
Non-capital losses	227,149	(11,687)	—	—	215,462
Finance costs	1,867	1,612	—	—	3,479
Net deferred income tax liability(1)(2)	$(6,513)	$(52,141)	$(24,542)	$112	$(83,084)

(1)	Non-capital loss carry-forwards totaled $803.1 million and expire from 2013 to 2031.

(2)
Baytex has recognized a net deferred tax asset of $10.9M relating to its US subsidiary. The Company has reviewed the reserves report, undeveloped land holdings and budget forecasts for this subsidiary and has determined that it is probable that future taxable profits will be sufficient to utilize the deductible temporary differences.

As at	January 1, 2012	Recognized in Net Income	Acquired in Business Combination	Other	December 31, 2012
Taxable temporary differences:
Petroleum and natural gas properties	$(275,706)	$(33,833)	$—	$—	$(309,539)
Partnership deferral	(86,019)	45,220	—	—	(40,799)
Other	(2,700)	582	—	1,522	(596)
Deductible temporary differences:
Asset retirement obligations	55,038	12,253	—	—	67,291
Financial derivatives	7,362	(7,908)	—	—	(546)
Non-capital losses	215,462	(129,877)	—	—	85,585
Finance costs	3,479	5,965	—	—	9,444
Net deferred income tax liability(1)	$(83,084)	$(107,598)	$—	$1,522	$(189,160)

(1)	Non-capital loss carry-forwards totaled $335.6 million and expire from 2026 to 2031.

17.	REVENUES

	Years Ended December 31
	2012	2011
Petroleum and natural gas revenues	$1,215,606	$1,305,814
Royalty charges	(194,535)	(212,172)
Royalty income	3,878	3,000
Revenues, net of royalties	$1,024,949	$1,096,642

18.	FINANCING COSTS

	Years Ended December 31
	2012	2011
Bank loan and other	$11,074	$12,489
Long-term debt	28,623	22,935
Accretion on asset retirement obligations	6,631	6,185
Debt financing costs	863	3,002
Financing costs	$47,191	$44,611

19.	SUPPLEMENTAL INFORMATION
Change in Non-Cash Working Capital Items

	Years Ended December 31
	2012	2011
Trade and other receivables	$35,173	$(54,335)
Crude oil inventory	(466)	905
Trade and other payables	(47,799)	39,988
	$(13,092)	$(13,442)
Changes in non-cash working capital related to:
Operating activities	11,570	(10,889)
Investing activities	(24,662)	(2,553)
	$(13,092)	$(13,442)

Foreign Exchange

	Years Ended December 31
	2012	2011
Unrealized foreign exchange (gain) loss	$(1,533)	$8,490
Realized foreign exchange (gain)	(3,206)	(656)
Foreign exchange (gain) loss	$(4,739)	$7,834

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the production and operating expense and general and administrative expense.

	Years Ended December 31
	2012	2011
Production and operating	$7,975	$6,457
General and administrative	28,420	25,529
Total employee compensation costs	$36,395	$31,986

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	As at December 31, 2012		As at December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL(1)
Cash	$1,837	$1,837	$7,847	$7,847	Level 1
Derivatives	20,167	20,167	11,059	11,059	Level 2
Total FVTPL(1)	$22,004	$22,004	$18,906	$18,906

Loans and receivables
Trade and other receivables	$170,972	$170,972	$206,951	$206,951	—
Total loans and receivables	$170,972	$170,972	$206,951	$206,951

Financial Liabilities
FVTPL(1)
Derivatives	$(18,027)	$(18,027)	$(39,990)	$(39,990)	Level 2
Total FVTPL(1)	$(18,027)	$(18,027)	$(39,990)	$(39,990)

Other financial liabilities
Trade and other payables	$(181,558)	$(181,558)	$(225,831)	$(225,831)	—
Dividends payable to shareholders	(26,811)	(26,811)	(25,936)	(25,936)	—
Bank loan	(116,394)	(116,394)	(311,960)	(311,960)	—
Long-term debt	(441,195)	(476,193)	(297,731)	(314,201)	—
Total other financial liabilities	$(765,958)	$(800,956)	$(861,458)	$(877,928)

(1)	FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2012 or 2011.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canada - U.S. exchange rate.

At December 31, 2012, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	November 2011 to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	June 2012 to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	June 2012 to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	Calendar 2013	US$ 4.50 million	1.0007	(2)
Monthly forward spot sale	Calendar 2013	US$ 1.00 million	1.0300	(1)(3)
Monthly average rate forward	Calendar 2013	US$ 1.00 million	1.0274	(1)(3)
Monthly average rate forward	Calendar 2013	US$ 0.25 million	1.0023	(1)
Monthly average collar	Calendar 2013	US$ 0.25 million	0.9700 – 1.0310	(1)
(1) Actual contract rate (CAD/USD).
(2) Based on the weighted average contract rates (CAD/USD).
(3) Counterparty has the option to extend the term by twelve months.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2012 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange Rate
Loss (gain) on currency derivative contracts	$1,464	$(1,443)
Loss (gain) on other monetary assets/liabilities	840	(840)
Net income decrease (increase)	$2,304	$(2,283)

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
U.S. dollar denominated	US$124,048	US$107,138	US$201,980	US$402,979

Subsequent to December 31, 2012, Baytex added the following foreign currency contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	February to December 2013	US$ 1.00 million	1.0320	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0336	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0346	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0450	(1)(2)
Monthly forward spot sale	February to December 2013	US$ 2.00 million	1.0500	(1)(2)
Monthly forward spot sale	March to December 2013	US$ 1.00 million	1.0530	(1)(2)
Monthly forward spot sale	March to December 2013	US$ 1.00 million	1.0547	(1)(2)
Monthly average rate forward	March to December 2013	US$ 1.00 million	1.0360	(1)
Monthly average rate forward	March to December 2013	US$ 2.00 million	1.0300	(1)

(1)	Actual contract rate (CAD/USD).

(2)	Counterparty has the option to extend the term by twelve months.

Interest Rate Risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at December 31, 2012, $116.4 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the twelve months ended December 31, 2012 by approximately $2.9 million. Baytex uses a combination of short-term and long-term debt to finance operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

As at December 31, 2012, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at December 31, 2012, an increase of 100 basis points would increase the unrealized gain at December 31, 2012 by $2.8 million, while a decrease of 100 basis points would decrease the unrealized gain at December 31, 2012 by $2.7 million.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2012, a 10% increase in oil prices would decrease the unrealized gain at December 31, 2012 by $34.2 million, while a 10% decrease would increase the unrealized gain at December 31, 2012 by $32.5 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2012, a 10% increase in natural gas prices would decrease the unrealized gain at December 31, 2012 by $1.2 million, while a 10% decrease would increase the unrealized gain at December 31, 2012 by $1.2 million.

Financial Derivative Contracts

At December 31, 2012, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.00	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$96.10	WTI
Fixed – Buy	January to June 2013	250 bbl/d	US$102.07	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$102.05	WTI
Fixed – Sell	January to June 2013(3)	1,000 bbl/d	US$104.10	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$103.80	WTI
Fixed – Buy	July to December 2013	350 bbl/d	US$101.70	WTI
Fixed – Sell	July to December 2013(4)	1,000 bbl/d	US$96.25	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$104.70	WTI
Fixed – Sell	Calendar 2013	5,000 bbl/d	US$97.99	WTI
Fixed – Buy	Calendar 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by nine months.

(3)	Counterparty has the option to extend the term by six months.

(4)	Counterparty has the option to double the volumes on the contract.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	Calendar 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	Calendar 2013	2,000 mmBtu/d	US$4.02	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.05	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.07	NYMEX
Fixed – Sell	Calendar 2013	1,000 mmBtu/d	US$4.10	NYMEX
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	Calendar 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	Calendar 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
(1) Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Years Ended December 31
	2012	2011
Realized (gain) loss on financial derivatives	$(28,746)	$1,864
Unrealized (gain) loss on financial derivatives	(32,808)	16,166
(Gain) loss on financial derivatives	$(61,554)	$18,030

Subsequent to December 31, 2012, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.27	WTI
Fixed – Sell	January to March 2013(2)	1,000 bbl/d	US$99.70	WTI
Fixed – Sell	January to June 2013(3)	2,000 bbl/d	US$98.05	WTI
Fixed – Sell	January to December 2013	3,000 bbl/d	US$93.86	WTI
Fixed – Sell	April to September 2013(3)	2,000 bbl/d	US$101.60	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.22	WTI
Fixed – Sell	February to March 2013	500 bbl/d	US$98.32	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.60	WTI
Fixed – Sell	April to December 2013	1,000 bbl/d	US$97.78	WTI
Fixed – Sell	June to December 2013	1,000 bbl/d	US$99.50	WTI
Fixed – Sell	July to December 2013(3)	1,000 bbl/d	US$99.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by nine months.

(3)	Counterparty has the option to extend the term by six months.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Price collar	Calendar 2013	10,000 mmBtu/d	US$3.50 - US$3.75	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Physical Delivery Contracts

At December 31, 2012, the following physical delivery contracts were entered into and continue to be held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	October 2011 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	January to June 2013	1,250 bbl/d	WTI x 80.00%
WCS Blend	January to June 2013	4,250 bbl/d	WTI less US$18.18
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00
(1) Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	April 2012 to March 2013	640 bbl/d	WTI plus US$6.70
Fixed – Buy	January to December 2013	160 bbl/d	WTI plus US$3.10

At December 31, 2012, Baytex had committed to deliver the volumes of raw bitumen noted below to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2013	9,775 bbl/d
Raw bitumen	April to June 2013	9,150 bbl/d
Raw bitumen	July to September 2013	3,000 bbl/d
Raw bitumen	October to December 2013	3,000 bbl/d
Raw bitumen	January to March 2014	3,000 bbl/d
Raw bitumen	April to June 2014	3,000 bbl/d

Subsequent to December 31, 2012, Baytex committed to deliver the following additional volumes of raw bitumen to market on railways:

Heavy Oil	Period	Term Volume
Raw bitumen	January to March 2013	575 bbl/d
Raw bitumen	April to June 2013	2,225 bbl/d
Raw bitumen	July to September 2013	1,225 bbl/d
Raw bitumen	October to December 2013	1,225 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2012, Baytex had available unused bank credit facilities in the amount of $574.8 million.
The timing of cash outflows (excluding interest) relating to financial liabilities as at December 31, 2012 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$181,558	$181,558	$—	$—	$—
Dividends payable to shareholders	26,811	26,811	—	—	—
Bank loan(1)	116,394	—	116,394	—	—
Long-term debt(2)	449,235	—	—	—	449,235
	$773,998	$208,369	$116,394	$—	$449,235

(1)
The bank loan is a covenant-based revolving loan that is extendible annually, for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2015 with all amounts to be re-paid on such date.

(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers that all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company's financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2012, $0.1 million was added in relation to balances already previously provided for (year ended December 31, 2011 - $0.9 million write-off).

Included in the allowance for doubtful accounts are individually impaired trade receivables of $0.7 million (December 31, 2011 - $0.3 million). As at December 31, 2012, accounts receivable that Baytex has deemed past due but not impaired is $7.6 million (December 31, 2011 - $4.5 million).

21.	OPERATING LEASES

At December 31, 2012, the future minimum lease payments under non-cancellable operating lease rentals are payable as follows:

	Total	Less than 1 year	1-5 years	Beyond 5 years
Gross operating leases	$46,451	$6,379	$25,222	$14,850
Operating subleases	(365)	(365)	—	—
Net operating leases	$46,086	$6,014	$25,222	$14,850

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2012 was $6.5 million (December 31, 2011 - $5.5 million).

Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has renewal options to extend its lease at the option of the lessee at lease payments based on market prices on one of its leased office buildings. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

22.RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors):

	Years Ended December 31
	2012	2011
Short-term employee benefits	$8,232	$8,585
Share-based compensation	10,291	14,271
Termination payments	8,241	—
Total compensation for key management personnel	$26,764	$22,856

23.	COMMITMENTS AND CONTINGENCIES

At December 31, 2012 Baytex had processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Processing and transportation agreements	$134,459	$2,807	$10,022	$13,578	$13,942	$13,837	$80,273

At December 31, 2012, Baytex has $8.8 million of outstanding letters of credit ($0.4 million - December 31, 2011).

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company's financial position or reported results of operations.

24.	GEOGRAPHIC INFORMATION

Baytex has operations principally in Canada and the United States. Baytex's entire operating activities are related to the acquisition, development and production of oil and natural gas. The following geographic information has been prepared by segregating the results into the geographic areas in which Baytex operates.

	Canada		United States		Total
	2012	2011	2012	2011	2012	2011
Years ended December 31
Gross revenues to external customers	$1,154,636	$1,267,589	$64,848	$41,225	$1,219,484	$1,308,814
Royalties	(174,962)	(200,786)	(19,573)	(11,386)	(194,535)	(212,172)
Revenue, net of royalties to external customers	$979,674	$1,066,803	$45,275	$29,839	$1,024,949	$1,096,642
As at December 31
Exploration and evaluation assets	$200,439	$76,592	$39,576	$53,182	$240,015	$129,774
Oil and gas properties	1,863,520	1,812,206	174,056	219,954	2,037,576	2,032,160
Other plant and equipment	27,444	24,965	948	268	28,392	25,233
Goodwill	37,755	37,755		—	37,755	37,755
Total non current assets	$2,129,158	$1,963,727	$214,580	$271,508	$2,343,738	$2,235,235

25. CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders' equity. Total monetary debt is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred tax assets or liabilities and unrealized gains or losses on financial derivative contracts)) and the principal amount of long-term debt. At December 31, 2011, total monetary debt was $650.6 million.

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. Baytex is in compliance with all financial covenants relating to its senior unsecured debentures and the credit facilities of Baytex Energy. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Company's objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

Although Baytex has changed its legal form to a corporation, the Company's financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

26. CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present consolidating financial information as at December 31, 2012, and December 31, 2011 and for the years ended December 31, 2012 and 2011 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,756,923	(771,261)	286,500	(1,272,162)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Bank loan and long-term debt	441,195	116,394	—	—	557,589
Asset retirement obligation and other non-current liabilities	$—	$461,881	$—	$—	$461,881

As at December 31, 2011
Current assets	$351	$225,850	$374	$—	$226,575
Intercompany advances and investments	1,753,047	(515,492)	72,787	(1,310,342)	—
Non-current assets	2,435	2,232,800	—	—	2,235,235
Current liabilities	34,502	242,303	167	—	276,972
Bank loan and long-term debt	297,731	311,960	—	—	609,691
Asset retirement obligation and other non-current liabilities	$—	$368,413	$—	$—	$368,413

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2012
Revenues, net of royalties	$27,970	$1,026,451	$19,804	$(49,276)	$1,024,949
Production, operation and exploration	—	244,577	—	—	244,577
Transportation and blending	—	207,240	—	—	207,240
General, administrative and share-based compensation	1,502	81,065	265	(1,502)	81,330
Financing, derivatives, foreign exchange and other (gains)/losses	34,442	(169,056)	2	(47,774)	(182,386)
Depletion and depreciation	—	297,797	—	—	297,797
Income tax expense	—	117,760	—	—	117,760
Net income (loss)	$(7,974)	$247,068	$19,537	$—	$258,631

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2011
Revenues, net of royalties	$22,012	$1,098,415	$9,649	$(33,434)	$1,096,642
Production, operation and exploration	—	223,042	—	—	223,042
Transportation and blending	—	249,850	—	—	249,850
General, administrative and share-based compensation	1,596	72,842	257	(1,515)	73,180
Financing, derivatives, foreign exchange and other (gains)/losses	27,497	36,999	(48)	(31,919)	32,529
Depletion and depreciation	—	248,468	—	—	248,468
Income tax (recovery) expense	(1,298)	53,439	—	—	52,141
Net income (loss)	$(5,783)	$213,775	$9,440	$—	$217,432

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2012
Cash provided by (used in):
Operating activities	$26,833	$554,803	$(4,331)	$—	$577,305

Receipt (payment) of dividends	(214,720)	17,879	(17,879)	—	(214,720)
Decrease in bank loan	—	(195,566)	—	—	(195,566)
Proceeds from issuance of long-term debt	293,690	—	—	—	293,690
Redemption of long-term debt	(156,863)	—	—	—	(156,863)
Change in intercompany loans	52,909	269,789	(322,698)	—	—
Increase in investments	—	(322,698)	—	322,698	—
Increase in equity	21,873	—	322,698	(322,698)	21,873
Interest paid	(23,722)	(33,947)	22,210	—	(35,459)
Financing activities	(26,833)	(264,543)	4,331	—	(287,045)

Additions to exploration and evaluation assets	—	(13,406)	—	—	(13,406)
Additions to oil and gas properties	—	(405,219)	—	—	(405,219)
Property acquisitions	—	(144,042)	—	—	(144,042)
Proceeds from divestitures	—	314,978	—	—	314,978
Current income tax expense on divestiture	—	(10,162)	—	—	(10,162)
Additions to other plant and equipment, net of disposals	—	(6,338)	—	—	(6,338)
Change in non-cash working capital	—	(24,662)	—	—	(24,662)
Investing activities	—	(288,851)	—	—	(288,851)

Impact of foreign currency translation on cash balances	$—	$(7,419)	$—	$—	$(7,419)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the year ended December 31, 2011
Cash provided by (used in):
Operating activities	$56,926	$514,581	$353	$—	$571,860

Receipt (payment) of dividends	(204,308)	9,004	(9,004)	—	(204,308)
Increase in bank loan	—	4,290	—	—	4,290
Change in intercompany loans	(18,008)	110,041	(92,033)	—	—
Increase in investments	—	(90,649)	—	90,649	—
Proceeds from issuance of long-term debt	145,810	—	—	—	145,810
Increase in equity	45,048	—	90,649	(90,649)	45,048
Interest paid	(25,468)	(19,297)	10,035	—	(34,730)
Financing activities	(56,926)	13,389	(353)	—	(43,890)

Additions to exploration and evaluation assets	—	(9,104)	—	—	(9,104)
Additions to oil and gas properties	—	(358,744)	—	—	(358,744)
Property acquisitions	—	(76,164)	—	—	(76,164)
Corporate acquisitions	—	(120,006)	—	—	(120,006)
Proceeds from divestitures	—	47,396	—	—	47,396
Additions to other plant and equipment, net of disposals	—	(1,252)	—	—	(1,252)
Change in non-cash working capital	—	(2,553)	—	—	(2,553)
Investing activities	—	(520,427)	—	—	(520,427)

Impact of foreign currency translation on cash balances	$—	$304	$—	$—	$304